Oconee State Bank

Oconee Financial Corporation

2008 Annual Report

Table of Contents

Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2008, Oconee's total assets were $308,155,549 with shareholders' equity of $25,797,188.

At December 31, 2008, Oconee had 714 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 32 trades of stock in 2008, aggregating 3,532 shares in blocks ranging from 3 shares to 585 shares at prices ranging from $60.00 to $90.00 per share. Management is aware of 34 trades of stock in 2007, aggregating 7,962 shares in blocks ranging from 3 shares to 2,450 shares at prices ranging from $70.00 to $90.00 per share.

In 2008, Oconee did not declare a cash dividend to its shareholders. In 2007, Oconee declared cash dividends of $1,034,787 ($1.15 per share) payable to shareholders of record on December 31, 2007. Cash dividends for 2007 represented a payment of 31.7% of net income for the year. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements and the financial condition of the Bank.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with six full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on Experiment Station Road, which serves the Butler's Crossing community, a branch in the Fortson, Bentley and Griffin Building on Daniell's Bridge Road, a branch in Athens located on North Milledge Avenue, and an in-store branch in the East Athens Wal-Mart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has six automated teller machines and one cash dispensing machine located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and businesses in Oconee and surrounding counties, while striving daily to live up to its motto as "The Bank of Friendly Service."



Dear Fellow Shareholders:

The year 2008 was an extraordinarily difficult time for our company, the banking industry, and the financial markets. During this turbulent period, the U.S. economy slipped into recession, credit markets froze, and housing prices plummeted. The housing downturn has become a free-fall. With the market shocks of last September and October, our economy and industry are facing challenging times. Oconee State Bank is not immune to the negative impact of the financial crisis that arrived in 2008. As a consequence, it was a year of extraordinary challenges and necessary adjustments for our Bank. Although this environment causes great concern, we have navigated through other economic downturns and periods of high volatility. Even though conditions remain challenging, we continue to be well-capitalized, deposit-funded, and sufficiently-liquid to weather the economic storm. Our experience gives us ample reason to be optimistic about future market stabilization and recovery.

As I reported to you in my letter on February 6, 2009, for the first time in our history, Oconee Financial Corporation will show an annual net earnings loss. Since that letter, we received new information in the form of updated real estate appraisals on four nonperforming loans. Although the appraisals were requested prior to year-end 2008, they were not received until late February. As a result of declining real estate values affecting these loans, the Bank took write-downs on its books and made additional provisions to its loan loss reserve. With the knowledge of this new information, we are required under generally accepted accounting principles to back date these accounting adjustments into 2008, since our audited financial statements had not yet been issued by our independent accounting firm. As a result of these adjustments, our net loss increased from $2,565,407, as I reported in my February letter, to a loss of $3,426,359 for 2008 as reflected in this Annual Report.

There were two factors which primarily impacted last year's performance. First, interest income revenues decreased in 2008 by $6.4 million due to lack of loan demand, declining interest rates, and a higher level of nonperforming assets. Secondly, we provided a total of $7,463,000 from operating income to our loan loss reserves to replenish and prepare for potential loan losses resulting from the current economic environment. During 2008, the Bank had $6,625,721 in loan charge-offs or write-downs bringing our total reserve for potential loan losses to $4,215,262 at year-end 2008, up by $879,437 from 2007. On a positive note, we continued to generate operating earnings in 2008. Net of loan loss provisions and resulting tax adjustments, the company had operating income of over $1.2 million for 2008.

Total assets ended the year at $308.1 million, representing a decrease of 4.1% from 2007 levels. Total deposits ended 2008 at $275.0 million, down by 4.0% from 2007. At year-end 2008, loans totaled $195.7 million compared to $199.8 million in 2007 for a 2.0% decrease. Although assets were down by $13.1 million in 2008, we attributed this decline more to a heightened level of balance sheet management than a function of the economic environment or consumer concerns. With loan demand falling, the Bank was less aggressive in pricing deposits during 2008 in order to more closely match its deposit funding to decreased loan demand. As a result of these efforts, coupled with the significantly lower interest rate environment, interest expense was reduced by over $2.9 million in 2008 to offset our declines in interest income.

In reflecting on the events of the past year, I recall my comments in my letter to our shareholders dated March 15, 2005, which appeared in the 2004 Annual Report. At that time, our loan and deposit growth were respectable but not the double digit growth that we had experienced in years past. I reported to you that we had made a conscious effort to focus on credit quality as opposed to growth for the sake of growth. In moving our credit standards higher, we passed on loan requests that provided more risk than normal. I noted that we would begin to see the benefits of the decisions made in 2004 in the coming years. While no one anticipated the full dimension of the past year's financial crisis, we did realize that acquisition, construction, and development lending for housing could not continue to grow at that pace without negatively impacting asset quality at some point. The current crisis came about through reckless lending into a government-subsidized real estate bubble and misjudgments about the risk of complex financial instruments. Most analysts accept the conclusion the bad mortgage underwriting helped to create the current problem. The development of new financial instruments on Wall Street and mortgage brokering that did not have the same oversight that banks endured was part of the problem. This created artificially high housing values and even those who did not engage in "bad" practices are suffering the consequences of plunging collateral values. Because Oconee State Bank is in the business of making loans to developers and builders, our customers as well as the Bank has been negatively impacted by the burst of the housing market bubble. As bad as it has been, it would have been even worse for our Bank, had we not made the decision in 2004 and subsequent years to tighten credit underwriting internally.

Based on the developments of 2008 and in view of the challenging environment, we took a number of difficult steps this past year. As I announced in my letter to you dated November 21, 2008, we were unable to pay a dividend due to our lack of profitability in 2008. This is the first year that the company has not paid a stock or cash dividend since it began paying dividends in 1969. I am keenly aware that the Board's decision to forego a dividend for 2008 may have created a financial burden for some of our shareholders, but we felt it necessary to maintain our capital strength in these uncertain times. The Bank also accelerated and expanded our cost-cutting initiatives during 2008. In July, management implemented numerous expense reduction initiatives, which included a new position hiring freeze and a justification process for replacement hires. In addition, no officers received performance-driven bonuses or incentive compensation for 2008. Your Board of Directors and Management will continue to implement additional expense control initiatives throughout 2009.

Since our last shareholders' meeting, John Arthur Hale retired as a member of our Board of Directors effective July 21, 2008. Mr. Hale had served on our board since January 1982 and served as Vice Chairman from April 1997 until May 2008. During his 26 years tenure as a director, Mr. Hale was and continues to be a constant source of strength and wisdom to our company. We thank him for his many years of dedicated service and wish him the best in his retirement. In October 2008, Albert Hale, Sr. was appointed by the Board to serve out the remainder of John Hale's term. We look forward to working with Albert and appreciate his commitment to serve our company in his new role as director in the midst of challenging times.

Virginia S. Wells was elected to serve as Vice Chairperson of the Board of Directors pursuant to John Hale's retirement. Ms. Wells joined the Bank's Board of Directors in 1990 and has served as chairperson of various board committees. Ms. Wells has provided effective leadership to the company over the years, and we look forward to working with Virginia in her expanded role as Vice Chairperson of the Board.

In February 2009, Carl R. Nichols resigned as a member of our Board of Directors due to time limitations and the need to spend more time managing his business. Mr. Nichols had served as a director since January 1998. During his 11 years on our board, Carl was instrumental in overseeing the growth of our company and will be missed. We thank him for his service, look forward to continue working with Carl as a customer, and wish him success in the future.

Based on the timing of Carl Nichols' resignation and the current challenging environment, which we find ourselves operating within, the Board of Directors voted to decrease the number of directors that shall constitute the whole board from 11 to 10 directors as permitted under Article III, Section 2.1 of the Bylaws of the Corporation. This action was taken in lieu of replacing the vacant board position resulting from Carl Nichols' resignation.

Despite all of the changes and challenges, we remain committed to our core vision and are encouraged by the continued areas of strength within our company, which will enable us to persevere during the current economic downturn. First of all, Oconee Financial Corporation continues to have a strong capital base. At December 31, 2008, our total shareholder's equity was $25.8 million. The Bank's Tier 1 Capital ratio to average assets ended the year at 8.1% and was categorized as well capitalized under regulatory guidelines. I draw your attention to the strength of all of our capital ratio measurements in the Notes to the Consolidated Financial Statements. A second source of strength is the company's excess liquidity to ensure that there will be sufficient funds to cover depositor withdrawals and fund loan demand. The Bank continues to rely primarily on core deposits from within our market as a means of funding future growth. A third area of strength comes from an experienced, capable, and dedicated staff. While our financial system as a whole has been revealed to be flawed, the vast majority of bankers within the financial services sector had nothing to do with the meltdown. We appreciate the tireless efforts of our staff to stay focused on our vision, mission, and core values as we work through these difficult times. The fourth area of strength comes from a very supportive and involved Board of Directors. I can't say enough about how much we appreciate the wise counsel, guidance, and support that our Board provides management and staff. A fifth and final source of strength is the support and confidence of our shareholders and customers. We genuinely appreciate all that you have done over the years and your steadfast confidence as investors in our company. In a very volatile year for the banking industry, our depositors have stood by us. Although total deposit balances are down from 2007, our level of core deposits and numbers of accounts have remained stable throughout the year. Based on data available at June 30, 2008, Oconee State Bank is fortunate to have over 41% of the market share of deposits distributed among eight financial institutions within Oconee County. When Athens-Clarke and Oconee Counties are added together, Oconee State Bank ranks second in deposits within these two markets among 19 financial institutions. I recently heard a financial analyst comment that "banks are only as strong as the communities that support them." Herein lies the key to and the confidence in our ability to persevere and thrive once again because we do reside in great communities and markets.

In looking forward to the remainder of 2009, our primary focus will be a continuation of addressing asset quality through proactive and effective loan review that identifies, monitors, and addresses deficiencies as well as actively working to dispose of and/or upgrade nonperforming assets carried on our books. For 2010, we expect to begin to slowly rebuild from a protracted recession and downturn in the housing market. We expect our business model to change with greater diversification of risk and less concentration in the construction and development sector. Despite a year with no shortage of bad news, I maintain a positive and optimistic outlook for our future.

In conclusion, I would like to thank each and every shareholder for your patience and continued confidence in our team and our company. Every employee of Oconee State Bank is working together to restore our company to a position of financial and competitive strength. Above all, we will stay intensely focused on our vision to provide long-term stability and value to our community, customers, employees, and shareholders.

Sincerely,

B. Amrey Harden
President and Chief Executive Officer
April 13, 2009

	Years Ended December 31, 2008	2007	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income	$ (3,426)	$ 3,268	-204.8%
Cash dividends paid	-	1,035	-100.0%
Per share:			
Net income	(3.81)	3.63	-205.0%
Cash dividends paid	-	1.15	-100.0%
Book value	28.67	32.60	-12.1%
At Year End			
Total assets	308,156	321,313	-4.1%
Earning assets	264,808	299,502	-11.6%
Investment securities	79,762	91,434	-12.8%
Loans	195,791	199,831	-2.0%
Reserve for loan losses	4,215	3,336	26.3%
Deposits	275,038	286,525	-4.0%
Shareholders' equity	25,797	29,335	-12.1%
No. of shares outstanding	899,815	899,815	0.0%
Full-time equivalent employees	95.0	96.5	-1.6%
Financial Ratios			
Return on average assets (ROA)	-1.10%	0.99%	
Return on average equity (ROE)	-11.67%	11.65%	
Net interest margin	2.68%	3.61%	

Vision Statement

To be the Bank of Choice providing long-term stability and value to our community, customers, employees, and stockholders as a high performing, independent community bank.

Mission Statement

To serve our communities by providing quality financial products and services in a friendly and competent manner.

Customer Value Proposition

We recognize that we must effectively and efficiently employ human and physical resources that ensure personalized, responsive service to our customers by providing:

- Honesty and integrity in relationships
- Service that exceeds customer expectations
- Competent and professional employees
- A complete menu of banking services
- A safe and convenient place to bank
- Local decision making

This analysis of Oconee has been prepared to provide insight into the financial condition of Oconee, and addresses the factors which have affected our results of operations. Our financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.

Selected Financial Information

	2008	2007	2006	2005	2004
	(Amounts in thousands, except per share data)				
Net interest income	$ 7,893	$ 11,443	$ 12,198	$ 11,111	$ 10,003
Other income	2,964	2,708	2,846	2,508	2,219
Provision for loan losses	7,463	330	200	612	394
Net earnings (loss)	(3,426)	3,268	3,960	3,056	2,531
Net earnings (loss) per common share	(3.81)	3.63	4.40	3.40	2.81
Total assets	308,156	321,313	336,508	285,065	256,865
Cash dividends declared per common share	-	1.15	1.25	1.10	1.00

RESULTS OF OPERATIONS

Net Interest Income

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense that is paid on its deposits and other borrowings.

Since mid-2007, and particularly during the second half of 2008, the financial markets and economic conditions generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all commercial and residential mortgages as property prices declined rapidly and to nearly all asset classes. The effect of the market and economic downturn also spread to other areas of the credit markets and in the availability of liquidity. The magnitude of these declines led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. Unemployment has also increased significantly.

Net interest income in 2008, which was $7,983,000, decreased by $3,460,000, or 30.2%, over 2007. Net interest income declined as a result of a decrease in interest income of $6,440,000, offset by a decrease in interest expense of $2,980,000. The decrease in interest income during 2008 was due primarily to a lower average balance of outstanding interest-earning assets, a lower interest rate environment in 2008 as compared to 2007, and the reversal of accrued interest income on loans that were moved to nonaccrual status during 2008. Average interest-earning assets during 2008 were $297,996,000, a reduction of $18,798,000 as compared to 2007 average levels. The primary reason for the reduction in interest-earning assets was a decrease in average interest-earning loans of $13,951,000. During 2008, the Prime Rate was cut from 7.25% at the beginning of 2008 to 3.25% effective December 16, 2008. These rate cuts had the effect of lowering the interest earned on the Bank's floating rate loans, which made up 36.7% of its loan portfolio at December 31, 2008. In addition, the Bank moved $30,291,000 into nonaccrual status during the year. As a result of these reclassifications, the Bank reversed approximately $887,000 of accrued interest on these loans. In addition, these loans became non-interest bearing, resulting in an additional reduction in interest income for 2008.

The decrease in interest expense in 2008 as compared to 2007 was primarily due to the lower interest rate environment in 2008 as compared to 2007 as well as a reduction of $14,015,000 in average time deposits. The reduction in time deposits was a result of a management decision to lower the outstanding balances of these deposits because the lack of demand for new loan growth due to the continued slow economy decreased the need for funds. Net interest margin decreased to 2.68% in 2008 as compared to 3.61% in 2007 as a result of the decrease in interest income impacting the Bank significantly more than the reduction in interest expense. Additionally, net interest margin was impacted negatively by a decrease in interest-earning loans throughout 2008, including loan pay-offs and shifts to nonaccrual loan status. As loans paid off during 2008, these funds were shifted to other interest-earning assets, primarily investment securities and federal funds sold, which provide a lower yield than loans.

Net interest income in 2007, which was $11,443,000, decreased by $755,000, or 6.2%, over 2006. Net interest income declined as a result of an increase in interest expense of $2,748,000 offset by an increase in interest income of $1,992,000. The increase in interest income during 2007 was due primarily to an increase in interest income on taxable securities of $2,058,000. The increase in interest income on taxable securities is due to income on investment securities that the Bank purchased in the fourth quarter of 2006 because of a significant increase in public funds deposits from the issuance of bonds by a local governmental entity. The decrease in interest and fee income on loans was primarily due to the lower interest rate environment in late 2007 as compared to 2006 as well as only a slight increase in average loans outstanding in 2007 as compared to 2006 of $573,000. The increase in interest expense was due primarily to an increase in average time deposits of $23,520,000 in 2007 as compared to 2006 as well as an increase in average interest-bearing demand deposits of $17,613,000 in 2007. Net interest margin decreased to 3.61% in 2007 as compared to 4.34% in 2006 as a result of an increase in average rate paid on interest-bearing liabilities combined with a decrease in the average yield on interest-earning assets. Additionally, net interest margin was impacted negatively by a decrease in loans throughout 2007. As loans paid off during 2007, these funds shifted to other interest-earning assets, primarily investment securities and federal funds sold, which provide a lower yield than loans. Another factor impacting net interest margin during 2007 was an increase in time deposits during the first half of 2007 which resulted in additional interest expense.

Provision for Loan Losses

Provisions for loan losses are charged to operations in order to bring the total allowance for loan losses to a level deemed appropriate by management based on management's judgment as to potential losses within the Company's loan portfolio based on the valuation of impaired loans, loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and the overall quality of the loan portfolio and general economic conditions.

The provision for loan losses in 2008 was $7,463,000 compared to $330,000 in 2007. The substantial increase in the provision for loan losses is primarily due to an increase in nonaccrual loans during 2008 and net charge-offs of $6,584,000 during 2008. Nonaccrual loans increased $19,715,000, or 217.7%, at December 31, 2008 as compared to December 31, 2007.

The allowance for loan losses represented approximately 2.15% of total loans outstanding at December 31, 2008 compared to 1.67% at December 31, 2007. Net charge-offs for 2008 increased to $6,584,000, compared to $75,000 during 2007. Net charge-offs as a percentage of the provision for loan losses were 88.2% and 22.7% for the years ended December 31, 2008 and 2007, respectively. Management believes that the level of the allowance is appropriate based on our evaluation of the loan portfolio and current economic conditions.

The provision for loan losses in 2007 was $330,000 compared to $200,000 in 2006, an increase of 65.0%. The increase in the provision for loan losses is primarily due to an increase in classified loans during 2007, particularly an increase in nonaccrual loans of $8,379,000, or 1,235.8%.

The allowance for loan losses represented approximately 1.67% of total loans outstanding at December 31, 2007 compared to 1.41% at December 31, 2006. Net charge-offs for 2007 increased to $75,000, compared to $64,000 during 2006. Net charge-offs as a percentage of the provision for loan losses were 22.7% and 32.0% for the years ended December 31, 2007 and 2006, respectively.

Other Income

Other income of $2,965,000 in 2008 increased from 2007 by $257,000 or 9.5% due primarily to gains on the sale of investment securities of $215,000 in 2008.

Other income of $2,708,000 in 2007 decreased from 2006 by $138,000 or 4.9% due primarily to decreases in gains on the sale of other real estate owned of $392,000 and gains on the sales of fixed assets of $68,000 in 2007 as compared to 2006. These decreases were offset by increases in commissions on investment sales of $130,000, insufficient funds service charges on deposit accounts of $111,000 and ATM fees of $81,000 and in 2007.

Other Expense

Other expenses increased by $401,000 or 4.3% in 2008 as compared to 2007. The increase in other expenses is attributable to an increase in marketing and public relations expense of $216,000, primarily due to a marketing campaign to attract new non-interest bearing checking accounts. The program was adopted in anticipation of lowering long-term interest expense on deposits. As a result of the reduction in the Bank's earnings and the cost associated with the program, the program was discontinued in September 2008.

Other expenses increased by $213,000 or 2.4% in 2007 as compared to 2006. The increase in other expenses is attributable to an increase in occupancy expense of $257,000, primarily due to the opening of a new branch in February 2007.

Income Tax Expense (Benefit)

The Company had an effective tax benefit rate of 44% in 2008 as compared to an effective tax rate of 28% for the year ended December 31, 2007. The difference in the effective tax rates reflects tax benefits that the Company realized in 2008 as a result of the high level of loan charge-offs as a percentage of provision expense as compared to previous years.

ANALYSIS OF FINANCIAL CONDITION

Summary

During 2008, average total assets decreased $19,706,000 (6.0%) from 2007. Average total deposits decreased $24,146,000 (8.1%) in 2008 from 2007. Average loans decreased $13,951,000 (6.6%) in 2008 over 2007.

Year-end balances at December 31, 2008 and 2007 reflect a decrease in total assets of $13,157,000 (4.1%) from 2007 to 2008. Total deposits decreased $11,486,000 (4.0%) from 2007 to 2008. Total loans decreased $4,059,000 (2.0%) from 2007 to 2008.

Total loans declined during 2007 primarily as a result of a continued slowdown in the housing industry, both nationally, and more prominently, in the Bank's market area. An overall economic slowdown lessened the demand for new housing construction and development. Total deposits declined due to loan payoffs supplying the needed liquidity to fund new loans and also a decision by management to lower interest rates paid on time deposits in an effort to minimize interest expense.

Investment Securities

All of the Company's investment securities are classified as available-for-sale ("AFS"). At December 31, 2008, the market value of AFS securities totaled $79,762,000, compared to $91,434,000 at December 31, 2007. The following table presents the market value of AFS securities at December 31, 2008 and 2007.

Investment Portfolio

	2008	2007
Available for sale		
State, county and municipal	$ 16,804,489	$ 21,361,919
Government-sponsored agencies	38,131,423	49,862,513
Mortgage-backed	23,364,052	18,575,862
Other debt securities	1,461,606	1,633,900
Totals	$ 79,761,570	$ 91,434,194

Loans

The loan portfolio is the largest category of the Company's earning assets and is comprised of commercial loans, residential mortgage loans, real estate construction and development loans and consumer loans. The Company conducts primary lending through its branches in Oconee and Athens-Clarke County, Georgia, while its secondary lending market consists of those counties contiguous with Oconee County, including Greene, Morgan, Walton, and Barrow Counties, part of the Athens Standard Metropolitan Statistical Area.

As of December 31, 2008, loans outstanding were $195,772,000, a decrease of $4,059,000 or 2.0% over the December 31, 2007 balance of $199,831,000. This decrease was primarily attributable to a decline in the Bank's construction lending portfolio of $9,613,000 at December 31, 2008 as compared to December 31, 2007. The construction loan segment of the portfolio declined due to a continued slowdown in the housing industry resulting in a lower demand for new housing construction and development activity. The decrease in the Bank's construction lending portfolio was partially offset by an increase in commercial, financial and agricultural loans of $5,799,000.

Nonperforming Assets

Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due, totaled $30,578,000 at December 31, 2008 compared to $9,057,000 at December 31, 2007. This increase is attributable to increases in non-accrual loans of $19,715,000, in other real estate and repossessions of $1,782,000, and loans more than 90 days past due of $24,000. The increase in nonaccrual loans was primarily due to construction and development loans which were placed on nonaccrual status due to the slow housing and development market. Several of the development loans have stopped development due to dramatically slower lot sales due to the slowing of the residential real estate market. Loans related to the construction and development industry represented $24,334,000 of the Bank's total nonaccrual loans at December 31, 2008. The majority of the construction loans that were on nonaccrual status at December 31, 2008 were houses that were being marketed for sale by the builders. If these houses continue to fail to sale through the builders' efforts, it is possible that the Bank will take ownership of the houses through foreclosure proceedings. Subsequent to December 31, 2008, the Bank took ownership of a motel that was securing a loan that was on nonaccrual status at December 31, 2008. As of December 31, 2008, the balance on the related motel loan was $2,224,000 and was included in impaired loans. The Bank is marketing the property for sale while the motel continues to operate through a contractual agreement between the Bank and a hospitality management company.

Management regularly monitors the loan portfolio to ensure that all loans are in appropriate classifications. Should economic conditions continue to deteriorate, the inability of distressed customers to service their existing debt could cause even higher levels of non-performing loans.

Deposits

The Company uses deposits primarily to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and time deposits. As of December 31, 2008, total deposits were $275,038,000, a decrease of $11,487,000 or 4.0% over the December 31, 2007 balance of $286,525,000. The decrease in deposits is primarily attributable to a decision by management to lower time deposit rates in order to better match the Bank's deposit base with loan demand and to minimize interest expense on time deposits.

Transactions with Related Parties

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. At December 31, 2008, the Company had loans outstanding to related parties of $6,958,000. Deposits of related parties were $6,833,000.

Liquidity

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet local funding and regulatory requirements.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances of up to $6,000,000. Additional liquidity is provided to the Company through Federal Home Loan Bank (FHLB) advances.

Cash and cash equivalents decreased $827,000 to a total of $20,062,000 at year-end 2008 as cash used by financing activities and operating activities outpaced amounts provided by investing activities. Cash outflows from operations totaled $810,000 in 2008, while outflows from financing activities totaled $9,224,000, most of which were net deposit decreases during 2008 of $11,486,000.

Investing activities provided $9,207,000 of cash and cash equivalents, principally composed of proceeds from sales, calls and maturities of investment securities of $40,679,000, partially offset by purchases of investment securities of $28,916,000.

Contractual Obligations and Off-Balance Sheet Arrangements

For maturity and repricing information regarding the Company's contractual obligations, please see the table under the heading "Asset/Liability and Interest Rate Sensitivity Management."

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of exposure the Company has in particular classes of financial instruments. At December 31, 2008, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $26,153,000 and $661,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

See note 8 to the consolidated financial statements for further discussion of these risks and contractual commitments.

Capital Resources

The following table presents the Bank's regulatory capital position at December 31, 2008.

	Risk-Based Capital Ratios Actual as of December 31, 2008
Tier 1 Capital	11.7%
Tier 1 Capital minimum requirement	4.0%
Excess	7.7%
Total Capital	13.0%
Total Capital minimum requirement	8.0%
Excess	5.0%

	Leverage Ratio At December 31, 2008
Leverage ratio	8.1%
Leverage ratio requirement	4.0%
Excess	4.1%

The following table sets out certain ratios of the Company for the years indicated:

	2008	2007
Net income (loss) to:		
Average shareholders' equity	(11.67)%	11.65%
Average assets	(1.10)%	0.99%
Dividends to net income	-	31.66%
Average equity to average assets	9.46%	8.50%

For further discussion of the actual and required capital ratios of the Company, see note 10 to the consolidated financial statements and "Supervision and Regulation – Capital Adequacy."

Asset/Liability and Interest Rate Sensitivity Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of this policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008 that are contractually maturing, prepaying or repricing in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Investment securities are reported based on the adjusted cost basis. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are required to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven the rates of these deposits to be more stable over the course of a year.

At December 31, 2008
Maturing or Repricing in
(dollars in thousands)

	Three Months or Less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:					
Investment securities	$ 3,499	$ 3,472	$ 4,241	$ 68,141	$ 79,353
Federal funds sold	15,709	-	-	-	15,709
Loans	80,525	20,930	65,377	56	166,888
Total interest-bearing assets	$ 99,733	$ 24,402	$ 69,618	$ 68,197	$ 261,950
Interest-bearing liabilities:					
Deposits:					
Savings and demand	$ 109,346	$ -	$ -	$ -	$ 109,346
Time deposits	37,926	70,462	29,892	-	138,280
Repurchase agreements	6,453	-	-	-	6,453
Total interest-bearing liabilities	$ 153,725	$ 70,462	$ 29,892	$ -	$ 254,079
Interest sensitive difference per period	$ (53,992)	$ (46,060)	$ 39,726	$ 68,197	$ 7,871
Cumulative interest sensitivity difference	$ (53,992)	$ (100,052)	$ (60,326)	$ 7,871	
Cumulative difference to total earning assets	(20.61%)	(38.20%)	(23.03%)	3.00%	

Note: For purposes of this analysis, nonaccrual loans, overdrafts and unearned interest are not included in Loans.

At December 31, 2008 the difference between the Company's liabilities and assets repricing or maturing within one year was $99,996,000. Based on this analysis, due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would generally cause the Company's net interest income to decrease, and a decrease in interest rates would generally cause the Company's net interest income to increase.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features, such as interest rate floors and ceilings that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table. In addition, the optionality for callable securities is not factored in the foregoing table.

The Bank also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span four 50 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. Asset/liability management strategies are developed based on this analysis in an effort to limit the Bank's exposure to interest rate risk.

The Bank tracks its interest rate sensitivity on a quarterly basis using a model, which applies various hypothetical interest rate changes to various types of interest-bearing deposit accounts. The rate changes represent the Bank's inclination to reprice deposit rates based on historical data provided from a call report driven database. In addition, the model calculates the likelihood of issuers of investment securities exercising call options on certain investment securities as a result of potential interest rate changes as opposed to showing the investment securities being repriced at their maturities.

At December 31, 2008, the difference between the Bank's assets and liabilities repricing or maturing within one year, after applying the hypothetical rate changes to deposit accounts and taking into account the likely calls within the investment portfolio, was $295,000, indicating that the Bank was asset sensitive. The most recent simulation model shows that the Bank's net interest income would increase $256,000 on an annual basis if rates increased 100 basis points, and would decrease $263,000 on an annual basis if rates fell 100 basis points.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.

MAULDIN & JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oconee Financial Corporation and Subsidiary
Watkinsville, Georgia

We have audited the consolidated balance sheets of Oconee Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Oconee Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2008 included under Item 8A(T) "Controls and Procedures" in Oconee Financial Corporation and subsidiary's Annual Report on Form 10-K and, accordingly, we do not express an opinion thereon.

Mauldin & Jenkins, LLC

Atlanta, Georgia
April 13, 2009

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 •FAX 770-980-4489 • www.mjcpa.com

		2008	2007
Assets			
Cash and due from banks, including reserve requirements of $25,000 and $25,000	$	4,353,492	5,365,937
Federal funds sold		15,709,000	15,524,000
Cash and cash equivalents		20,062,492	20,889,937
Investment securities available for sale		79,761,570	91,434,194
Restricted equity securities		679,229	706,729
Mortgage loans held for sale		1,638,561	1,063,183
Loans, net		191,557,145	196,495,440
Premises and equipment, net		6,903,890	7,394,096
Other real estate owned		1,781,905	1
Accrued interest receivable and other assets		5,770,757	3,329,402
	$	308,155,549	321,312,982
Liabilities and Stockholders' Equity			
Deposits:			
Demand	$	27,413,165	31,544,102
Interest-bearing demand		71,333,508	76,761,239
Savings		38,011,673	38,754,825
Time		138,279,806	139,464,402
Total deposits		275,038,152	286,524,568
Securities sold under repurchase agreements		6,453,272	3,156,300
Accrued interest payable and other liabilities		866,937	2,297,382
Total liabilities		282,358,361	291,978,250
Stockholders' equity:			
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,815 shares		1,799,630	1,799,630
Additional paid-in capital		4,243,332	4,243,332
Retained earnings		19,500,772	22,927,131
Accumulated other comprehensive income		253,454	364,639
Total stockholders' equity		25,797,188	29,334,732
	$	308,155,549	321,312,982

See accompanying notes to consolidated financial statements.

		2008	2007
Interest income:			
Interest and fees on loans	$	11,317,394	17,174,191
Interest on federal funds sold		288,246	525,030
Interest and dividends on securities:			
U. S. government agencies		3,489,145	3,767,024
State, county and municipal		845,679	954,220
Other		143,491	103,331
Total interest income		16,083,955	22,523,796
Interest expense:			
Interest-bearing demand deposits		1,272,076	2,344,299
Savings deposits		748,969	1,244,400
Time deposits		5,900,965	7,418,685
Other		178,999	73,569
Total interest expense		8,101,009	11,080,953
Net interest income		7,982,946	11,442,843
Provision for loan losses		7,463,000	330,000
Net interest income after provision for loan losses		519,946	11,112,843
Other income:			
Service charges		1,523,231	1,539,808
Gain (loss) on sale of securities		215,129	(2,308)
Gain (loss) on sale of other real estate owned		-	(25,758)
Gain (loss) on sale and disposal of premises and equipment		-	(4,741)
Mortgage origination fee income		350,955	395,004
Miscellaneous		875,422	805,883
Total other income		2,964,737	2,707,888
Other expenses:			
Salaries and employee benefits		5,311,899	5,567,192
Occupancy		1,434,168	1,515,034
Other operating		2,912,205	2,174,789
Total other expenses		9,658,272	9,257,015
Earnings (loss) before income taxes		(6,173,588)	4,563,716
Income tax expense (benefit)		(2,747,229)	1,295,246
Net earnings (loss)	$	(3,426,359)	3,268,470
Net earnings (loss) per share	$	(3.81)	3.63

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2008 and 2007

	2008	2007
Net earnings (loss)	$ (3,426,359)	3,268,470
Other comprehensive income (loss), net of income taxes (benefit):		
Unrealized gains on securities available for sale:		
Holding gains arising during period, net of tax expense of $13,633 and $236,449	22,281	386,441
Reclassification adjustment for (gains) losses included in net Earnings (loss), net of (tax) benefit of ($81,663) and $876	(133,466)	1,432
Total other comprehensive income (loss)	(111,185)	387,873
Comprehensive income (loss)	$ (3,537,544)	3,656,343

See accompanying notes to consolidated financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	$ 1,799,630	4,243,332	20,693,448	(23,234)	26,713,176
Cash dividends declared ($1.15 per share)	-	-	(1,034,787)	-	(1,034,787)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	387,873	387,873
Net earnings	-	-	3,268,470	-	3,268,470
Balance, December 31, 2007	1,799,630	4,243,332	22,927,131	364,639	29,334,732
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(111,185)	(111,185)
Net loss	-	-	(3,426,359)	-	(3,426,359)
Balance, December 31, 2008	$ 1,799,630	4,243,332	19,500,772	253,454	25,797,188

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net earnings (loss)	$	(3,426,359)	3,268,470
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:			
Depreciation, amortization and accretion		651,941	657,610
Provision for loan losses		7,463,000	330,000
Provision for deferred taxes		(13,119)	(122,414)
(Gain) loss on sale of investment securities		(215,129)	2,308
(Gain) loss on sale and disposal of fixed assets		-	4,741
(Gain) loss on sale of other real estate		-	25,758
Change in:			
Accrued interest receivable and other assets		(4,299,415)	962,149
Accrued interest payable and other liabilities		(395,658)	(253,012)
Mortgage loans originated and held for sale		(575,378)	912,817
Net cash (used) provided by operating activities		(810,117)	5,788,427
Cash flows from investing activities:			
Purchase of investment securities available for sale		(28,916,088)	(24,579,037)
Proceeds from calls and maturities of investment securities available for sale		31,936,266	20,168,478
Proceeds from sales of investment securities available for sale		8,742,800	6,032,693
Purchase of restricted equity securities		-	(36,400)
Sales of restricted equity securities		27,500	-
Net change in loans		(2,524,705)	17,981,308
Purchases of premises and equipment		(216,176)	(1,659,111)
Proceeds from sales of other real estate		157,306	714,018
Net cash provided by investing activities		9,206,903	18,621,949
Cash flows from financing activities:			
Net change in deposits		(11,486,416)	(17,470,383)
Net change in securities sold under repurchase agreements		3,296,972	(3,275)
Dividends paid		(1,034,787)	(1,124,769)
Net cash used by financing activities		(9,224,231)	(18,598,427)
Net (decrease) increase in cash and cash equivalents		(827,445)	5,811,949
Cash and cash equivalents at beginning of year		20,889,937	15,077,988
Cash and cash equivalents at end of year	$	20,062,492	20,889,937

		2008	2007
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	8,464,094	11,081,348
Income taxes	$	281,500	1,310,500
Noncash investing and financing activities:			
Change in net unrealized gain on investment securities available for sale, net of tax	$	(111,185)	387,873
Transfer of loans to other real estate	$	1,935,325	-
Change in dividends payable	$	1,034,787	1,124,769

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

On September 17, 2008, Putters, Inc. was incorporated as a subsidiary of the Bank. Putters, Inc. was formed as a real estate holding company for a residential subdivision that was foreclosed on by the bank subsequent to the incorporation of Putters, Inc.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Included in cash and due from banks is interest-bearing deposits at other banks of $9,720 and $5,528 at December 31, 2008 and 2007, respectively.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from operations and are reported as a separate component of stockholders' equity until realized. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to operations and establishes a new cost basis for the security. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in operations as realized losses. In estimating other-than-temporary impairment losses, management considers: 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings on the trade date and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Other Investments

Other investments include other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2008 and 2007, the cost of mortgage loans held for sale approximates the market value. Mortgage loans held for sale consist of loans which have commitments to be sold to third party investors upon closing.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, less net deferred origination fees or costs and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Bank analyzes its direct costs associated with the origination of different types of loans. Any fees collected that are greater than the costs calculated by the bank are recognized as income over the life of the loan as opposed to at the time of origination.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in operations for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

(1) Summary of Significant Accounting Policies, continued

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value less selling costs at foreclosure) or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises. The carrying amount of foreclosed assets at December 31, 2008 and 2007 was $1,776,930 and $1, respectively.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Mortgage Banking Income

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Bank's origination of single-family residential mortgage loans.

Earnings (Loss) Per Share

Earnings (loss) per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2008 and 2007. For each of those years, earnings (loss) per share is calculated using the weighted average shares outstanding during the period of 899,815.

Stock Repurchase Plan

In 1999, the Company approved a stock buy-back program which authorized the repurchase of up to 75 shares of its common stock per shareholder per year, and an aggregate limit of 1,000 shares annually. The program is approved annually by the Board of Directors. During the years ended December 31, 2008 and 2007 the Company did not buy-back any shares of common stock under the program. The shares would be retired and placed into authorized and unissued shares of common stock upon buy-back.

(1) Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued, Statement of Financial Accounting Standard, ("SFAS") 157, *Fair Value Measurements* , which defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods
within those fiscal years. The adoption of SFAS 157 did not have a material effect on the Company's consolidated financial position, results of operations and cash flows.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157*, that permits a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applied SFAS 157 in interim or annual financial statements prior to the issuance of FSP 157-2. The adoption of FSP 157-2 did not have a material effect on the Company's operating income or net earnings.

SFAS 141(R), *Business Combinations*, was issued in December 2007. SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This pronouncement would impact the Company's accounting for business combinations completed after the effective date, if any.

SFAS 160, *Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*, was issued in December 2007. SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company believes that SFAS 160 will not have an impact on the Company's financial statements in future periods.

In February 2008, the FASB issued a FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. FSP 140-3 addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one "linked" transaction. FSP 140-3 includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. FSP 140-3 will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company is currently evaluating the potential impact FSP 140-3 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company believes that SFAS 161 will not have an impact on the Company's financial statements in future periods.

(1) Summary of Significant Accounting Policies, continued

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company believes that FSP 142-3 will not have an impact on the Company's financial statements in future periods.

In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The Company is currently evaluating the potential impact, if any, SFAS 162 will have on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, FSP EITF 03-6-1 will have on its consolidated financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, *Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock* (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-5 also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, EITF 07-5 will have on its consolidated financial statements.

In June 2008, the FASB ratified EITF Issue No. 08-3, *Accounting for Lessees for Maintenance Deposits Under Lease Arrangements* (EITF 08-3). EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. EITF 08-3 also provides revenue recognition accounting guidance for the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, EITF 08-3 will have on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, *Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active* (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately upon adoption of SFAS No. 157 on October 1, 2008. The application of the provisions of FSP 157-3 will not materially affect our results of operations or financial condition.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. FSP 133-1 and FIN 45-4 also clarifies that the disclosure requirements of SFAS 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of FSP 133-1 and FIN 45-4 will not have a material impact on our consolidated financial position and results of operations.

(1) Summary of Significant Accounting Policies, continued

In September 2008, the FASB ratified EITF Issue No. 08-5, *Issuer's Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement* (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company is currently assessing the impact of EITF 08-5 on its consolidated financial position and results of operations.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is not active*. FSP 157-3 clarifies the application of FAS Statement 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS 154, *Accounting Changes and Error Corrections*). The disclosure provisions of SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The Company's adoption of FSP 157-3 is not expected to have a material impact on its financial position, results of operations and cash flows.

On February 27, 2009, The Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The Board also took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and setting rates beginning the second quarter of 2009. Under the restoration plan approved last October, the Board set a rate schedule to raise the DIF reserve ratio to 1.15 percent within five years. The February 27, 2009 action extends the restoration plan horizon to seven years in recognition of the current significant strains on banks and the financial system and the likelihood of a severe recession. The amended restoration plan was accompanied by a final rule that sets assessment rates and makes adjustments that improve how the assessment system differentiates for risk. Currently, most banks are in the best risk category and pay anywhere from 12 cents per $100 of deposits to 14 cents per $100 for insurance. Under the final rule, banks in this category will pay initial base rates ranging from 12 cents per $100 to 16 cents per $100 on an annual basis, beginning on April 1, 2009. The Board adopted an interim rule imposing a 20 basis point emergency special assessment on the industry on June 30, 2009. The assessment is to be collected on September 30, 2009. The interim rule would also permit the Board to impose an emergency special assessment after June 30, 2009, of up to 10 basis points if necessary to maintain public confidence in federal deposit insurance. Comments on the interim rule on special assessments are due no later than 30 days after publication in the Federal Register. Changes to the assessment system include higher rates for institutions that rely significantly on secured liabilities, which may increase the FDIC's loss in the event of failure without providing additional assessment revenue. Under the final rule, assessments will be higher for institutions that rely significantly on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. Brokered deposits combined with rapid asset growth have played a role in a number of costly failures, including some recent ones. The final rule also would provide incentives in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. The Company is currently evaluating the effects of these insurance increases to its financial position and results of operation.

(2) Investment Securities

Investment securities available for sale at December 31, 2008 and 2007 are as follows:

		December 31, 2008			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government sponsored agencies	$	37,171,757	959,666	-	38,131,423
State, county and municipal		17,714,238	84,212	993,961	16,804,489
Mortgage-backed securities		22,846,975	517,867	790	23,364,052
Other debt securities		1,620,067	-	158,461	1,461,606
Total	$	79,353,037	1,561,745	1,153,212	79,761,570

		December 31, 2007			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government sponsored agencies	$	49,204,411	675,410	17,308	49,862,513
State, county and municipal		21,318,254	207,101	163,436	21,361,919
Mortgage-backed securities		18,700,736	52,747	177,621	18,575,862
Other debt securities		1,623,045	10,855	-	1,633,900
Total	$	90,846,446	946,113	358,365	91,434,194

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007 are summarized as follows:

		December 31, 2008			
		Less than 12 Months		12 Months or More	
		Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
State, county and municipal	$	10,833,908	907,749	692,675	86,212
Mortgage-backed securities		208,311	790	-	-
Other debt securities		1,620,067	158,461	-	-
	$	12,662,286	1,067,000	692,675	86,212

		December 31, 2007			
		Less than 12 Months		12 Months or More	
		Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Government sponsored agencies	$	998,440	6,179	5,480,010	11,129
State, county and municipal		4,898,455	97,728	3,780,628	65,708
Mortgage-backed securities		3,701,205	11,074	7,048,299	166,547
Other debt securities		-	-	-	-
	$	9,598,100	114,981	16,308,937	243,384

(2) Investment Securities, continued

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2008 and 2007 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2008 were 30 out of 44 securities issued by state and political subdivisions that contained unrealized losses, 1 of 22 mortgage-backed securities, and 2 of 2 other debt securities that contained unrealized losses. Included in the table above as of December 31, 2007 were 22 out of 55 securities issued by state and political subdivisions that contained unrealized losses, 4 out of 32 securities issued by government sponsored agencies, and 12 of 18 mortgage-backed securities that contained unrealized losses.

The amortized cost and fair value of investment securities available for sale at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 6,971,135	7,027,040
Due from one to five years	2,926,032	2,935,922
Due from five to ten years	10,204,676	10,520,208
Due after ten years	36,404,219	35,914,348
Mortgage-backed securities	22,846,975	23,364,052
	$ 79,353,037	79,761,570

Proceeds from sales of securities available for sale during 2008 were $8,742,800. Gross gains of $215,129 were realized on those sales. Proceeds from sales of securities available for sale during 2007 were $6,032,693. Gross gains of $2,342 and gross losses of $4,650 were realized on those sales.

Securities with a carrying value of approximately $63,014,000 and $62,990,000 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes as required by law.

Restricted equity securities consist of the following:

	December 31, 2008	2007
Federal Home Loan Bank Stock	$ 578,800	606,300
Silverton Financial Services, Inc. Stock	100,429	100,429
	$ 679,229	706,729

(3) Loans

Major classifications of loans at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Commercial, financial and agricultural	$ 28,028,762	22,229,689
Real estate – mortgage	105,459,965	104,703,465
Real estate – commercial construction	51,567,771	62,969,984
Real estate – consumer construction	2,897,623	1,107,809
Consumer	7,836,864	8,820,086
Total loans	195,790,985	199,831,033
Deferred (fees), costs	18,578	(232)
Less allowance for loan losses	4,215,262	3,335,825
Total net loans	$ 191,557,145	196,495,440

(3) Loans, continued

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market in the Bank's primary market area.

At December 31, 2008 and 2007, the recorded investment in loans that were considered to be impaired and on nonaccrual was approximately $28,772,000 and $9,057,000, respectively. Included in this amount is $9,803,000 of impaired loans at December 31, 2008 for which there is no related allowance for loan losses. Impaired loans at December 31, 2008 and 2007 also include $18,969,000 and $9,057,000 of impaired loans for which the related allowance for loan losses is $1,438,000 and $1,359,000, respectively. In addition, the Company had approximately $24,000 and $0 in loans past due more than ninety days and still accruing interest at December 31, 2008 and 2007, respectively. These accounts are deemed to be well collateralized and in the process of collection. The average recorded investment in impaired loans for the twelve months ended December 31, 2008 and 2007 was approximately $16,478,000 and $1,664,000, respectively. For the years ended December 31, 2008 and 2007, the interest recognized on impaired loans was immaterial.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31, 2008	2007
Balance at beginning of year	$ 3,335,825	3,080,661
Provision for loan losses	7,463,000	330,000
Amounts charged off	(6,625,721)	(117,876)
Recoveries on amounts previously charged off	42,158	43,040
Balance at end of year	$ 4,215,262	3,335,825

(4) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	December 31, 2008	2007
Land	$ 1,354,181	1,354,181
Buildings and improvements	5,936,622	5,887,088
Furniture and equipment	5,881,342	5,732,113
Leasehold improvements	115,673	115,673
	13,287,818	13,089,055
Less accumulated depreciation	6,383,928	5,694,959
	$ 6,903,890	7,394,096

Depreciation expense was $706,382 and $718,801 for the years ended December 31, 2008 and 2007, respectively.

(4) Premises and Equipment, continued

Future minimum lease payments under current operating leases pertaining to banking premises and equipment at December 31, 2008, are as follows:

Years Ending December 31,		
2009	$	158,136
2010		107,218
2011		89,460
2012		91,249
2013		93,074
Thereafter		298,784
Total minimum lease payments	$	837,921

(5) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $71,244,000 and $65,100,000 at December 31, 2008 and 2007, respectively. The Company had brokered time deposits at December 31, 2008 and 2007 of $17,979,000 and $0, respectively.

At December 31, 2008, the scheduled maturities of certificates of deposits are as follows:

2009	$	108,388,349
2010		28,485,884
2011		812,210
2012		324,480
2013		268,883
	$	138,279,806

At December 31, 2008, the Bank had concentrations of deposits of approximately $28,699,000 and $12,425,000 with two customers. These deposits are with customers that have been customers of the Bank for several years and are expected to remain with the Bank for the foreseeable future.

(6) Income Taxes

The components of income tax expense (benefit) in the statements of earnings are as follows:

		2008	2007
Current tax (benefit)	$	(2,699,668)	1,417,660
Deferred		(13,119)	(122,414)
Total income tax expense (benefit)	$	(2,712,787)	1,295,246

The differences between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2008	2007
Pretax income (loss) at statutory rates	$	(2,099,020)	1,551,663
Add (deduct):			
Tax exempt interest income		(288,919)	(326,056)
Non-deductible interest expense		33,751	48,613
State taxes, net of federal effect		(442,801)	122,901
Other		84,202	(101,875)
	$	(2,712,787)	1,295,246

(6) Income Taxes, continued

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2008 and 2007.

		2008	2007
Deferred income tax assets:			
Allowance for loan losses	$	1,164,777	1,158,747
Other real estate		14,062	14,062
Total gross deferred income tax assets		1,178,839	1,172,809
Deferred income tax liabilities:			
Unrealized gains on investment securities available for sale		(155,079)	(223,109)
Premises and equipment		(449,192)	(456,281)
Total gross deferred income tax liabilities		(604,271)	(679,390)
Net deferred income tax asset	$	574,568	493,419

(7) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

		December 31,	
		2008	2007
Beginning balance	$	7,550,279	6,326,109
New loans		1,970,123	2,754,108
Repayments		(2,562,301)	(1,529,938)
Ending balance	$	6,958,101	7,550,279

Deposits from related parties totaled approximately $6,833,000 and $12,119,000 as of December 31, 2008 and 2007, respectively.

(8) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

		Contractual Amount	
		2008	2007
		(in thousands)	
Financial instruments whose contract amounts represent credit risk:			
Commitments to extend credit	$	26,153	36,398
Standby letters of credit	$	661	785

(8) Commitments, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company has $7,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2008 and 2007.

(9) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contributions by the Company for 2008 and 2007 were $227,367 and $319,445, respectively.

(10) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2008 and 2007, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table and also must not be subject to any written agreement, order, capital directive or prompt corrective action directive issued by federal banking regulators. There are no conditions or events since that notification that management believes have changed the Bank's category.

(10) Regulatory Matters, continued

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital (to Risk-Weighted Assets)	$ 28,095	13.0%	$ 17,334	8.0%	$ 21,667	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 25,368	11.7%	$ 8,667	4.0%	$ 13,000	6.0%
Tier 1 Capital (to Average Assets)	$ 25,368	8.1%	$ 12,529	4.0%	$ 15,662	5.0%
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)	$ 31,701	14.2%	$ 17,809	8.0%	$ 22,261	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 28,912	13.0%	$ 8,905	4.0%	$ 13,357	6.0%
Tier 1 Capital (to Average Assets)	$ 28,912	8.9%	$ 13,038	4.0%	$ 16,298	5.0%

(11) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. At December 31, 2008, no dividends could be declared without regulatory approval due to the net loss incurred for the year ended December 31, 2008.

(12) Fair Value Disclosures

Fair Value Measurements

In September 2006 the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "*Fair Value Measurements*." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements. FASB previously concluded in such accounting pronouncements that fair value is the relevant measurement attribute.

The Company adopted the provisions of SFAS 157 on January 1, 2008. In February 2008 the FASB issued Staff Position No. FAS 157-2 which permits delayed application of the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. Since the Company has elected to delay application of the provisions of SFAS 157 to nonfinancial assets and liabilities in scope of this staff position, the information disclosed below does not consider the impact that SFAS 157 would have on such nonfinancial assets and liabilities. The major categories of assets and liabilities that are recognized or disclosed at fair value, for which the provisions of SFAS 157 have not been applied, include reporting units measured at fair value in the first step of a goodwill impairment test under SFAS 142 and nonfinancial long-lived assets measured at fair value for an impairment assessment under SFAS 144.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction

(12) Fair Value Disclosures, continued

between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

<u>Securities Available-for-Sale</u>: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

<u>Loans Held for Sale</u>: Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, management classifies loans subjected to recurring fair value adjustments as Level 2.

<u>Impaired Loans</u>: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "*Accounting by Creditors for Impairment of a Loan*," (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

<u>Foreclosed Assets</u>: Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the

(12) Fair Value Disclosures, continued

fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2008 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Assets				
Securities	$ 79,762	$ -	$ 79,762	$ -
Loans held for sale	1,639	-	1,639	-

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. Generally Accepted Accounting Principles. These include assets that are measured at the lower of cost or fair value. The table below presents the Company's assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2008 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Assets				
Impaired loans	$ 17,531	$ -	$ -	$ 17,531
Foreclosed asssets	1,782	-	-	1,782

For the year ended December 31, 2008, the Company recognized adjustments related to impaired loans and foreclosed assets that are measured at fair value on a nonrecurring basis. Approximately $7,374,000 of losses related to impaired loans and foreclosed assets were recognized as either charge-offs or specific allocations within the allowance for loan losses for the year ended December 31, 2008.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

For cash, due from banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale

Fair values for investment securities are based on quoted market prices.

Restricted Equity Securities

The carrying amount of restricted equity securities approximates fair value.

Loans and Mortgage Loans Held for Sale

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral value, where applicable. Mortgage loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

(12) Fair Value Disclosures, continued

Deposits and Securities Sold Under Repurchase Agreements

The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

The estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 are as follows:

		2008		2007	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(In thousands)			
Assets:					
Cash and cash equivalents	$	20,062	20,062	20,890	20,890
Investment securities	$	79,762	79,762	91,434	91,434
Restricted equity securities	$	679	679	706	706
Mortgage loans held for sale	$	1,639	1,639	1,063	1,063
Loans, net	$	191,557	191,214	196,495	197,211
Liabilities:					
Deposits and securities sold under repurchase agreement	$	281,491	281,682	289,681	290,752

(13) Other Operating Income and Expenses

Components of other operating income and expenses which are greater than 1% of interest income and other income are as follows:

		2008	2007
Other Income			
Income and fees from ATM's	$	484,438	438,425
Other Expenses			
Professional fees	$	380,755	338,026
ATM process and settlement charges	$	297,177	269,790
Deposit program marketing expense	$	246,234	-

(14) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2008 and 2007

		2008	2007
Assets			
Cash	$	167,865	1,093,678
Investment in subsidiary		25,621,141	29,276,533
Other assets		8,182	-
	$	25,797,188	30,370,211
Liabilities and Stockholders' Equity			
Other liabilities	$	-	1,035,479
Stockholders' equity		25,797,188	29,334,732
	$	25,797,188	30,370,211

(14) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Operations

For the Years Ended December 31, 2008 and 2007

		2008	2007
Dividends from subsidiary	$	150,000	1,034,787
Other expenses		51,825	48,694
Earnings before income tax benefit and equity in undistributed earnings (loss) of subsidiary		98,175	986,093
Income tax benefit		19,673	18,484
Earnings before equity in undistributed earnings (loss) of subsidiary		117,848	1,004,577
Equity in undistributed earnings (loss) of subsidiary		(3,544,207)	2,263,893
Net earnings (loss)	$	(3,426,359)	3,268,470

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net earnings (loss)	$	(3,426,359)	3,268,470
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Equity in undistributed loss (earnings) of subsidiary		3,544,207	(2,263,893)
Change in:			
Other assets		(8,182)	323
Other liabilities		(692)	693
Net cash provided by operating activities		108,974	1,005,593
Cash flows from financing activities:			
Dividends paid		(1,034,787)	(1,124,769)
Net cash used by financing activities		(1,034,787)	(1,124,769)
Change in cash		(925,813)	(119,176)
Cash at beginning of year		1,093,678	1,212,854
Cash at end of year	$	167,865	1,093,678



Back Row (L to R):

Jimmy L. Christopher – Certified Public Accountant
B. Amrey Harden – President and Chief Executive Officer, Oconee State Bank
Henry C. Maxey – President, Maxey Brothers, Inc.

Middle Row (L to R):

J. Albert Hale, Sr. – Owner, Hale's Dairy
Virginia S. Wells – (Vice Chairperson) President and Chief Executive Officer, Wells & Company Realtors, Inc.
Douglas D. Dickens – (Chairman) President, Dickens Farms, Inc.
Ann B. Powers – Retired, Educator

Front Row (L to R):

Jerry K. Wages – Senior Executive Vice President, Oconee State Bank
Tom F. Wilson – Executive Vice President and Chief Loan Officer, Oconee State Bank
G. Robert Bishop – Retired, Georgia Department of Natural Resources



Back row (L to R):
John D. Barnes, Loan Officer, Consumer Loans
Kerry E. McKinnon, Banking Officer, Loan Collections Manager
W. Larry Mauldin, Vice President, Compliance Officer
Sara S. Story, Vice President, Mortgage Loan Manager
Timothy A. Watson, Vice President, Commercial Loans
T. Hal Jackson, Assistant Vice President, Commercial Loans
Nelson Pavao, Assistant Vice President, Butler's Crossing Branch Manager

Middle Row (L to R):
William T. Harrell, Vice President, Mortgage Loans
Jarrod V. Prickett, Loan Officer, Commercial Loans
L. Wayne Faglier, Assistant Vice President, Consumer Loans
Kristi O. Greer, Education & Development Officer
R. Alan Brown, Vice President, Commercial Loans
Kevin S. Brodrick, Vice President, Financial Consultant
R. Phillip Jackson, Banking Officer, Main Office Branch Manager
Ned E. Butler, Vice President, Commercial Loans

Front Row (L to R):
Sara D. Brady, Electronic Banking Officer
L. Erin McElroy, Accounting Officer
Kellie A. Ward, Operations Officer
Shannon L. Gailey, Banking Officer, Bogart Branch Manager
Marisa M. Reynolds, Group Vice President, IT & Operations
Steven A. Rogers, Vice President, Chief Financial Officer
M. Faye Seagraves, Human Resources Officer
B. Amrey Harden, President, Chief Executive Officer
Cristi J. Donahue, Group Vice President, Retail Banking
Tom F. Wilson, Executive Vice President, Chief Loan Officer
Jerry K. Wages, Senior Executive Vice President
Robert A. Matthews, Vice President, Commercial Loans
India D. Landrum, Marketing Officer
Kerrie N. Loomis, Assistant Vice President, Athens and Walmart Branch Manager
Carol E. Finley, Assistant Vice President, Mortgage Loans

Not pictured:
Sandi L. Riddling, Banking Officer, Loan Operations
Jolie M. Sims, Vice President, Financial Consultant

Oconee Financial Corporation
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878
Internet: www.oconeestatebank.com

Annual Meeting
Monday, May 4, 2009
4:30 P.M.
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

Transfer Agent
Oconee State Bank
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

Investor Relations
Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway, S.E.
Suite 1700
Atlanta, Georgia 30339-5946

Form 10-K
A copy of the Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

ANNUAL REPORT 2008

www.oconeestatebank.com

ANNUAL REPORT 2008

www.oconeestatebank.com

OCONEE FINANCIAL CORPORATION
Post Office Box 205 ▪ Watkinsville, Georgia 30677
706.769.6611 ▪ www.oconeestatebank.com